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                       STRICTLY PRIVATE AND CONFIDENTIAL
                       ---------------------------------

                              HEADS OF AGREEMENT

                     (non legally binding save as provided)

                              between the parties

                                 TELEMONDE INC

                                      and

          KEVIN SWAYNE, WILLIAM ROBERT THOMSON AND BARRY TREVOR PEAK
          ----------------------------------------------------------

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These Heads of Agreement ("Heads") set out the outline terms for the proposed acquisition by Telemonde, Inc. ("Telemonde") of the entire issued share and loan capital of Newco Ltd ("Newco"), formed to acquire Global Communications (Holdings) Limited ("Global") from its shareholders Kevin Swayne, William Robert Thompson and Barry Trevor Peak (together "the Vendors").

The Vendors agree to sell to Telemonde all existing interests in the entire issued share and loan capital of Newco pursuant to a definitive agreement currently under negotiation ("Share Purchase Agreement"). It is presently assumed that exchange of the Share Purchase Agreement will take place as soon as possible.

Save for paragraphs 5.1, 7, 8 and 9, these Heads are not legally binding and the transactions contemplated by them remain strictly subject to contract.

1.      Introduction

1.1 Telemonde will acquire the entire issued share and loan capital of Newco for the consideration specified below.

2.      Consideration
        -------------

2.1 The maximum aggregate value of the consideration payable by Telemonde to the Vendors will be One Hundred Million Pounds Sterling
        ([Pounds]100,000,000) (the "Consideration").

2.2     The Consideration will be satisfied as follows:

        2.2.1 On completion of the Share Purchase Agreement ("Completion") by the sum of Five Hundred Thousand Pounds Sterling
                ([Pounds]500,000) in cash; and

        2.2.2 On Completion of the Share Purchase Agreement, satisfaction of Ninety Nine Million Five Hundred Thousand Pounds Sterling ([Pounds]99,500,000) of Newco Loan Notes then held by the Vendors as follows:

                2.2.2.1 Fifty Million Pounds Sterling ([Pounds]50,000,000) of
                        Preferred Shares in Telemonde, Inc., the strike price for which shall be the average price over the twenty
                        (20) trading days prior to the date of these Heads, carrying such registration rights as agreed by the parties, including that a percentage to be agreed of the Vendors Restricted shares will be registered on Telemonde Inc's first filing after the date hereof but no later than 12 months from Completion; and
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                2.2.1.2  Forty-Nine Million Five Hundred Thousand Pounds
                         Sterling ([Pounds]49,500,000) in Loan Notes ("Loan Notes") of Telemonde Inc., bearing interest at LIBOR payable on normal UK quarter days in arrears, redeemable for cash subsequent to Completion and in accordance with a schedule to be finalized by Sands Brothers, Telemonde Inc's investment bankers, but not be less (in the case of the initial raise) than 26.6% of the value of the funds raised, and in any event to be redeemed within 12 months of Completion.

3.      Funding
        -------

3.1 Subject to separate agreements, loans in the aggregate sum of Three Million Five Hundred Thousand Pounds ([Pounds]3,500,000) will be made to Global, as follows;

        3.1.1 One Million Five Hundred Thousand Pounds ([Pounds]1,500,000) upon Completion, Five Hundred Thousand Pounds ([Pounds]500,000) of the proceeds of which will be used to repay two other certain Loans to Global, each of Two Hundred and Fifty Thousand Pounds Sterling ([Pounds]250,000) dated 09 August 1999 and 05 November 1999 respectively; and

        3.1.2 Two Million Pounds Sterling ([Pounds]2,000,000) as later agreed between the parties.

4.      People
        ------

4.1 Upon Completion, each of the Vendors will enter into Directors Service Agreements with Newco in a form to be agreed between the Vendors and Purchaser.

4.2 Two positions on the Board of Telemonde will be made available to the Vendors following Completion.

4.3 Following the acquisition of Newco, a share option pool with a value of not less than Three Million Dollars (US$3,000,000) is to be made available to Global employees pursuant to the terms of a share option scheme to be agreed.

5.      NetJ.com Corp
        --------------

5.1 The Company previously known as Professional Recovery Systems Limited, ("PRS") a Nevada corporation, and now known as NetBanx.com Corp is to immediately change its name to NetJ.com Corp.

5.2 A total of Two Million (2,000,000) shares of NetJ.com Corp, at US$1 per share (ten cents (10cents) of which shall be payable at time of grant and ninety cents (90cents) which shall be subsequently payable as agreed), is to be made available to the Vendors (either directly or through options on terms to be agreed), such shares to be pari passu with other initial founder investors of NetJ.com Corporation.

5.3 At least one of the Vendors is to be offered a place on the Board of NetJ.

6.      Share Purchase Agreement
        ------------------------

6.1 The Share Purchase Agreement will be in a form appropriate for the transaction and contains such provisions (including without limitation as to warranties tax indemnity and such restrictive covenants) as a prudent Purchaser would reasonably require with such warranty limitations as a Vendor would reasonably require.

6.2     The parties intend to exchange documents before the 20th December 1999.
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6.3     Should any material default occur in the satisfaction of the Loan Notes, security in favour of the Vendors over the entire issued share capital of Newco will operate so as to enable the Vendors to compel transfer of stated shares back to Vendors or their order on the payment of nominal consideration. The exact mechanism is to be settled but as a condition precedent to which will be material default (including without limitation the failure to pay interest or redeem the Loan Notes within 30 days of the due date) under any of the Loan Notes, referred in section 2.2.2.2 above.

6.4 Except in the instance of fraud on the part of the Vendors, Telemonde will have no recourse to Thirty Million Pounds ([Pounds]30,000,000) of the total Consideration paid in the event of a warranty or indemnity claim against the Vendors.

6.5 The remaining Seventy Million Pounds ([Pounds]70,000,000) of the total Consideration will be held in escrow as follows:

        6.5.1 Seven Million Five Hundred Thousand Pounds ([Pounds]7,500,000) to be held in escrow on terms and for a period to be agreed against any potential tax liabilities of Newco, Global, Telemonde or any group company of Telemonde, Inc; and

        6.5.2   Sixty Two Million Five Hundred Thousand Pounds
                ([Pounds]62,500,000 of the Consideration to be held in escrow such that the escrowed shares are to be released to the Vendors as follows:

                6.5.1.1 Seventy per cent (70%) at the end of the initial 21 month warranty period; and

                6.5.1.2 Thirty percent (30%) on staggered, agreed releases up until the end of the tax warranty period.

                In all instances once shares are released from escrow, such shares will be free of any further claims (save in the event of fraud) pursuant to the warranties, indemnities or under any other provision of the Share Purchase Agreement.

6.6 To ensure that the security over the Newco shares is adequate, sufficient protections are to be incorporated in the Sale and Purchase documentation to ensure that no transactions outside of the ordinary course of business occur within Global prior to full settlement of the loan stock, without the Vendors' consent.

6.7 Save for the tax indemnity, the general warranty period in the Share Purchase Agreement is to be limited to 21 months.

6.8 Once monies are received from the redemption of Twenty Nine Million Five Hundred Thousand Pounds Sterling ([Pounds]29,500,000) of Loan Notes in Telemonde then no further recourse will be made to that cash save in the event of fraud) pursuant to any warranties or indemnities or other provisions contained within the Agreement.

6.9     All warranty claims exclude consequential losses.

6.10 [Pounds]10,000 de minimus and [Pounds]1,000,000 threshold levels for warranties are to be included in the Share Purchase Agreement.

6.11 The period of the restrictive covenants in the Share Purchase Agreement are to be 5 years from Completion. Those contained in any Service Agreement are to be limited to 2 years from the termination of the Service Agreement for whatever reason. The Service Agreements are to run for a 3 year period from Completion terminable on 12 months' notice from either side expiring on or after termination of that 3 year period.





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6.12    European Tendering Exchange Network Limited is to be removed from the
        Newco Group prior to Completion

7       Costs
        -----

7.1 Telemonde is to be responsible for Stamp Duty. Vendors agree to defer or defray such cost in any reasonable proposed method.

7.2 Each party will bear its own costs in connection with these Heads and the Share Purchase Agreement.

8       Information Due Diligence
        -------------------------

8.1 The Vendor and their advisers and Telemonde and its advisers will provide to each other all reasonable assistance and documentation necessary to enable them to continue and complete their due diligence, including the degree of disclosure necessary to complete an SEC filing.

8.2 Up until 20 December 1999, the Vendors will ensure that Telemonde is kept reasonably informed about all material activities and developments of Newco, any material contract or arrangement which is one (illegible) outside the normal course of business or otherwise prejudicial to the interests of Newco or Telemonde in any material respect or any transaction with the Vendors (including without limitation the payment of any dividend or the making of any distribution).

9       Confidentiality
        ---------------

9.1 The Vendors and Telemonde acknowledge that the existence of these Heads and the discussions between the parties relating to the proposed transaction and the information received by each party as part of their due diligence process must be kept absolutely confidential. Accordingly, neither Telemonde or the Vendors will disclose to any third party (other than their respective professional advisers who reasonably need to know the same) or otherwise make any announcements as to the existence of these Heads or the nature or the extent of negotiations between them with regard to the transactions contemplated under these Heads without the prior written consent of the other of them or except as may be required by law or by a court of competent jurisdiction or by a competent authority.

/s/  Kevin Swayne                            5th Nov. 1999
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Kevin Swayne                                 Date

/s/  W. R. Thompson                          5th Nov 1999
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William Robert Thompson                      Date

/s/  Barry Trevor Peak, by his attorney
(Illegible)                                  5th Nov 1999
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Barry Trevor Peak                            Date

/s/ Kevin Maxwell                            5th Nov 1999
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Signed on behalf of Telemonde, Inc           Date
Kevin Maxwell